                                                    [VAN KAMPEN FUNDS INC. LOGO]

NEWS RELEASE     1 Parkview Plaza  o  P.O. Box 5555  o  Oakbrook Terrace,
                 Illinois 60181-5555  o  www.vankampen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Erica Platt
212/762-3268

          VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS AND
                VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
                        ANNOUNCE PROPOSED REORGANIZATION

         CHICAGO (February 16, 2007) -- Van Kampen Asset Management announced today that the Board of Trustees of each of Van Kampen Trust for Investment Grade Florida Municipals (NYSE/CHX: VTF) and Van Kampen Trust for Investment Grade Municipals (NYSE/CHX: VGM) approved a reorganization of VTF into VGM. The proposed reorganization will be presented for shareholder approval at a special meeting of shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $116 billion in assets under management or supervision, as of January 31, 2007. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint prospectus/proxy will be available after the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective by calling Van Kampen's Client Relations Department at (800) 847-2424 or on the SEC's web site at www.sec.gov.

                                       ###

Copyright (C)2007 Van Kampen Funds Inc. All rights reserved. Member NASD/SIPC.